RANDY K. STERNS rsterns@bushross.com (813) 204-6401 [Direct Line]	1801 N. Highland Avenue Tampa, Florida 33602 (813) 224-9255[Phone] (813) 223-9620 [Fax] www.bushross.com Mailing Address: Post Office Box 3913 Tampa, Florida 33601-3913

January 30, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 4720

Washington, DC 20549

Attn:  Michael Clampitt,  Staff Attorney

RE:	Ministry Partners Investment Company, LLC
Class 1A Notes - Registration Statement on Form S-1 File No. 333-221954

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Ministry Partners Investment Company, LLC (the “Company”), in response to your comment letter dated January 24, 2018 related to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on January 19, 2018.  We appreciate your office’s review of the Company’s submission.  We hereby respond to these comments in the order of their presentation in your comment letter:

Prior Comment 1

1.

Noting paragraph 2 of your response that the Company will charge an account servicing fee to its outstanding publicly offered notes commencing with effectiveness of this registration statement, please advise us of the basis for your ability to apply this fee given that it wasn’t disclosed to investors at the time they purchased the outstanding notes.

RESPONSE:

We have amended the Registration Statement to make it clear that the Account Servicing Fee will not be assessed against the Company’s outstanding Class 1 or Class A Notes.

January 30, 2018

Frequently Asked Questions About the Notes

Are there fees associated with my investment, page 7

2.

We note the new Q&A in response to comment 1 on fees investors will pay for the investment in the Notes and the example provided. Please expand to clarify who is paying the fees (the company or the investor) and how and when they will be collected.

RESPONSE:

The Company has expanded this disclosure to clarify that the initial commission and processing fee will be paid by the Company to MP Securities at the time a Note is purchased and the Account Servicing Fee will be paid by the Company on a monthly basis commencing one-year after the  Note is purchased. The processing fee and 1.5% selling commission will be paid to MP Securities when the closing of a Note purchase occurs.  The 1% Account Servicing Fee will be paid to MP Securities commencing one year after the purchase of a Note and will be assessed on a monthly basis and thereafter paid to MP Securities within thirty (30) days after the close of the preceding month.

Description of the Notes

General, page 33

3.	Please expand to disclose the range of both of the variable and CMT fixed indices during 2017.

RESPONSE

On page 35 of the Registration Statement, the Company has expanded this disclosure to include a table for the Variable and Fixed Series Notes indices for the year ended December 31, 2017.

Executive Compensation, page 73

4.

Please update the Item 402 of Regulation S-K disclosures for the fiscal year ended December 31, 2017. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission´s website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

January 30, 2018

RESPONSE

Pursuant to Item 402 of Regulation S-K, the Company has revised the executive compensation table to provide required information regarding the compensation paid to its named executive officers for the year ended December 31, 2017. As revised, the executive compensation data presents information for the years ended December 31, 2016 and 2017.

Underwriting Compensation We Will Pay, page 128

5.

We note the expanded disclosure in response to comment 4 on non-transaction based compensation to FINRA members and dual-employees. For clarity, please advise us of the approximate number of dual employees at MP securities who will receive the $478,697 amount and clarify whether this amount is primarily going to one or a small number of employees. Also advise whether any of these recipients will be named executive officers for purposes of disclosing 2018 executive compensation or what consideration has been given to the applicability of Item 402 of Regulation S-K as regards this compensation.

RESPONSE:

The $478,697 of dual employee non-transaction based compensation will be paid to four persons, including the Company’s Chief Executive Officer and President and Chief Financial Officer, a Manager of Sales Support Services and Administrative Assistant. This figure has been calculated based upon the cost allocation made for these dual employees pursuant to the Administrative Services Agreement entered into by and between the Company and MP Securities. When calculating this figure, the Company used the cost sharing calculation for each dual employee over the term of the offering (thirty six months) and then multiplied that figure by the percentage of time spent on this offering as compared to other duties performed for the broker dealer firm. The amount of dual employee non-transaction based compensation paid to Messrs. Turner and Barbre is also included in the compensation paid to such executives by the Company and is included in the compensation table for named executive officers in the Company’s  Registration Statement.  Accordingly, all compensation paid to any executive officers of the Company whom serve as dual employees with its wholly-owned subsidiary, MP Securities, will be disclosed as compensation subject to disclosure under Item 402 of Regulation S-K

Part II. Item 16. Exhibits

Exhibit 5.2

6.

We note the disclosure in the third paragraph on page 3 of counsel´s opinion stating that “[t]his opinion letter is delivered to you solely for your benefit and may not be … used or relied upon by any other person or for any other purpose without our express

January 30, 2018

written consent.” Although counsel later consents to inclusion of its firm’s name in the prospectus and filing of the opinion as an exhibit to the registration statement, please have counsel remove the limitation on persons. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

RESPONSE

We have removed the referenced limitation on persons entitled to rely upon the opinion from the Bush Ross opinion.

Should you have additional questions or comments regarding this matter, please contact me at (813) 224-9255.  Thank you for your attention and courtesies with respect to this matter.

Respectfully Submitted,

Bush Ross, P.A.
/s/Randy K Sterns
Randy K. Sterns

cc: Joseph W. Turner, Jr.

Response to SEC Comment Letter-b2746c7d098142939a1d8ea8a81d774e.docx